April 11, 2022

Stephen L. Domenik

EMCORE Corporation ("EMKR")

2015 W. Chestnut Street

Alhambra, CA 91803

Dear Stephen,

Fact: As of December 31, 2021, Cannell Capital LLC ("CC") owned 9.98% of EMKR, making it EMKR's largest shareholder.

Fact: From June 25, 2021, to April 8, 2022, the common stock of EMKR stock declined (64%) versus a 6% gain for the S&P 500 index.

Fact: The SPDR S&P Aerospace & Defense ETF ("XAR") is up 4% year-to-date through April 8, 2022, versus EMKR which is down (48%).

Fact: On February 10, 2022, CC reached out to you to discuss our concerns about EMKR; you offered your largest shareholder just 15 minutes of your time.

Fact: On March 11, 2022, CC attended EMKR's Annual General Meeting, a rare confluence of officers and directors reporting to owners. EMKR permitted fewer than ten questions before directing CC to cease in favor of a deferral to a later date.

Fact: On March 23, 2022, CC followed up with you. You declined, referring us to the CFO despite many of our topics being beyond the CFO's remit (to which the CFO later agreed).

Fact: On March 17 and March 30, 2022, as previously requested by you, I presented two candidates for the EMKR Board - highly qualified individuals having each served as Chairman for both public and private companies which during their respective tenures returned enormous value to shareholders. As of April 11, 2022, EMKR had made no attempt to reach out to either candidate nor has it provided to CC any basis for its rejection.

Fact:  On April 8, 2022, EMKR's enterprise value was $60 million. CC's estimates the PEG five-year cash flow from the broadband segment to be about $72 million in a runoff scenario. Discounting this back at the company's weighted average cost of capital of 11% yields $59 million. Said another way, the market ascribes no value to EMKR's Aerospace & Defense ("A&D") business today

CC observes that the market values EMKR less - likely perhaps far less - than its intrinsic value.

It is the opinion of CC that most, if not all, of the blame for this dramatic undervaluation rests upon the shoulders of EMKR's officers and directors, many of whom have arguably violated their duty of service to shareholders.

CC requests that EMKR replace two members of the company's Board post-haste.1

Best regards!

Sincerely,

/s/

J. Carlo Cannell

Managing Member

CC  Jeff Rittichier

Bruce Grooms

Noel Heiks

Rex S. Jackson

_________________________

1 By May 1, 2022 CC intends to suggest three nominees for the Board and invites EMKR to do the same. From these six candidates, we hope we can collaborate on two Board members while also agreeing that two depart. You decide who "walks the plank".

CC's three suggestions may include those we have discussed recently, but we reserve the right to introduce new ones. It is easy to attract mediocre talent to the EMKR Board. It is challenging to find interesting and great candidates, however.